140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
September 15, 2014 VIA EDGAR AND FEDERAL EXPRESS United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-6010	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
File No. 048749-0010

Attention:	Jeffrey P. Riedler, Assistant Director
Tabatha McCullom
James Rosenburg
Daniel Greenspan
Scot Foley

Re:	Coherus BioSciences, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted August 4, 2014
CIK No. 0001512762

Ladies and Gentleman:

On behalf of Coherus BioSciences, Inc. (the “Company”), we are hereby submitting Amendment No. 2 (“Amendment No. 2”) to the draft Registration Statement on Form S-1, which the Company first submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”), on August 4, 2014 and with respect to which the Company subsequently filed an exhibit-only Amendment No. 1 to draft Registration Statement on August 5, 2014 (together as previously amended, the “Draft Submission”). Amendment No. 2 revises the Draft Submission to reflect the Company’s responses to the comment letter to the Draft Submission received on September 3, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 2, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

September 15, 2014

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s presentations. The Company is not aware of any research reports by any broker or dealer that is participating or will participate in the offering. To the extent that any such written communications are made in reliance on Section 5(d) of the Securities Act or any such reports are published or distributed in the future, the Company will supplementally provide them to the Staff.

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: In response to the Staff’s comment, the Company has included on pages 89, 90, 96, 100, 101, 103 and 107 of Amendment No. 2 additional graphics from those graphics included in the Draft Submission. The Company currently contemplates that the graphics included in Amendment No. 2 will be the only graphics used in the prospectus. To the extent that the Company proposes to use any additional graphics, the Company will supplementally provide them to the Staff.

3.	We note that you have submitted an application for confidential treatment relating to several of your exhibits. Please be advised that we will review this application separately and comments issued as a result of that review, if any, must be resolved prior to your filing a request for acceleration.

Response: In response to the Staff’s comment, the Company confirms that it has submitted to the Staff on August 5, 2014 an application for confidential treatment for portions of information contained in exhibits filed with the registration statement. As noted in the Company’s response to the Staff’s comment No. 24, the Company intends to file its master services agreement with Medpace, Inc. and certain task orders thereunder as exhibits in its next amendment to the registration statement, and will submit an application for confidential treatment relating to those exhibits.

September 15, 2014

4.	Please revise to ensure that all graphical information presented in your prospectus, such as the pipeline chart on the first page of your prospectus summary and page 89, and the charts on pages 92, 97 and 98, is sufficiently large to be legible to the average reader.

Response: In response to the Staff’s comment, the Company has reviewed and, as applicable, revised all graphical information presented revised Amendment No. 2 as requested. The Company believes that the graphical information presented in the prospectus is sufficiently large to be legible to the average reader.

Prospectus Summary, page 1

5.	We note that your Phase 1 study for CHS-1701 “did not meet bioequivalence” and that you are planning an additional PK study comparing CHS-1701 and Neulasta. Moreover, your Phase 3 trials will be initiated, at the earliest, in 2015. Accordingly, please revise your chart on page 1 and 89 so that the arrow for the CHS-1701 row clearly reflects that this product candidate is still effectively in Phase 1, notwithstanding that you have completed your first Phase 1 trial.

Response: In response to the Staff’s comment, the Company has revised the charts on pages 1 and 94 of Amendment No. 2 as requested.

6.	We note your statement on page 4 and 96 that “(w)e have successfully advanced CHS-1701 through completion of a Phase 1 PK/PD study in healthy volunteers.” Please modify your disclosure as necessary to put this assertion in its proper context with your disclosure on page 98 that your Phase 1 study of CHS-1701 “did not meet bioequivalence due to geometric mean values ranging slightly above the allowed upper confidence interval (125%) on all three variables” and that you will perform additional Phase 1 studies before advancing to Phase 3. In addition, please explain the significance of failing to meet the study’s three designated bioequivalence endpoints and clarify your ability to rely on the post-hoc bioequivalence analysis performed for purposes of future applications for marketing approval.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 5, 17, 25, 104, 105, 106, 115, 116 and 117 of Amendment No. 2 as requested.

Risks Associated with Our Business, page 5

7.	Please expand the 5th and 7th bullets to provide more specificity with respect to the unique risks posed by the various global regulatory pathways and the Biologics Price Competition Act of 2009, respectively.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 2 as requested.

September 15, 2014

Corporate Information, page 5

8.	On page 6, please state that your election to opt out of the JOBS ACT extended transition periods is irrevocable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of Amendment No. 2 as requested.

The Offering, page 7

9.	Please break out your anticipated use of proceeds among your product candidates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Amendment No. 2 as requested.

Risk Factors

10.	Please add a stand-alone risk factor that discusses the technical challenges inherent in developing protein therapeutics, including information similar to the disclosure that appears on page 86 of the Business section. Please also add a related bullet to the list of risk factors on page 5 of your prospectus summary.

Response: In response to the Staff’s comment, the Company has added a stand-alone risk factor on page 18 of Amendment No. 2 and has revised the list of risk factors on page 6 as requested.

Risks Related to the Discovery and Development of Our Product Candidates “If we are not able to demonstrate biosimilarity of our biosimilar product candidates to the satisfaction of regulatory authorities…,” page 16

11.	Please amend this risk factor to note the failure of your Phase 1 study of CHS-1701 to meet the endpoints established for bioequivalence with Neulasta and that additional Phase 1 studies will be conducted before proceeding to Phase 3.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Amendment No. 2 as requested to clarify that while the Company’s Phase 1 trial for CHS-1701 met its primary endpoint and was satisfactory for purposes of pursuing a 351(a) (novel biologic) pathway approval, which does not require bioequivalence with Neulasta, the Company is also taking steps to preserve its ability to pursue separately a 351(k) (biosimilar) pathway approval for CHS-1701.

September 15, 2014

The development, manufacture and commercialization of biosimilar products…,” page 19

12.	Please specify when the original BLAs for Enbrel and Humira were approved, and in which geographic markets.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 21 and 22 of Amendment No. 2 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation

Common Stock Options, Page 75

13.	Please note we may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the requested information under separate cover once the Company has determined an estimated offering price.

Business, page 83

14.	To the extent practicable, please minimize the use of highly technical terminology in this section and elsewhere in the registration statement that may be unfamiliar to lay investors. If the use of such terms is necessary, please give the meaning and significance of such terms in plain language that may be readily understood by a person not acquainted with this industry or scientific field. By way of example only and not as an exhaustive list, an explanation of the following terms should accompany their first usage in the registration statement.

•	endogenous (page 83);

•	granulocyte (page 83);

•	monoclonal antibodies (page 86);

•	post-translational modifications (page 86);

•	cell sub-type selection (page 86);

•	geometric ratio (page 87);

•	protein stabilization (page 87);

•	moiety (page 90);

•	cellular receptors (page 90);

•	down-regulating (page 90);

•	lineage-specific (page 95);

•	monocytes, fibroblasts and endothelial cells (page 95);

•	neutrophils (page 95);

•	pegylated (page 96);

•	covalent (page 95);

•	necropsy and gross necropsy (page 97); and

•	lymphocytes, eosinophils and basophils (page 97);

September 15, 2014

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 86, 90, 91, 95, 102, 103 on 105 of Amendment No. 2 as requested. In addition, the Company has revised its disclosures on pages 4, 86, 93, 94, 95, 97, 101, 103, 105 and 106 with respect to additional terms not included in the Staff’s list above.

Our Approach, page 86

15.	In the next-to-last bullet that appears on page 87, please briefly explain how your formulation technology will allow you to “innovate around” patent protected formulations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 91 and 92 of Amendment No. 2 as requested.

Five Key Steps to Biosimilar Drug Development, page 88

16.	Please summarize your meetings with regulators by providing the approximate dates of such meetings, the regulatory body with whom you met and the general nature of discussions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 92 of Amendment No. 2 (“Our Platform”) rather than page 92 of Amendment No. 2 (“Five Key Steps to Biosimilar Drug Development”). The Company believes that the details with respect to the meetings with regulators are more appropriately addressed with the bullets on page 92 of Amendment No. 2 (“Our Platform”).

17.	On page 89, please provide a brief but straightforward explanation of the three bioequivalence parameters listed. For example, when you discuss AUC0gt, you should explain the concept of area under the concentration-time curve and what precisely is measured.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 of Amendment No. 2 as requested.

Development Portfolio, page 89

18.	Please indicate for each of your product candidates the location of each of your clinical studies and whether you filed an Investigational New Drug Application, or equivalent request for approval, covering such studies. If an application was not filed, please explain why.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 96, 100 and 104 of Amendment No. 2 as requested.

19.

We note that your developmental plans call for you to proceed from Phase 1 trials of your lead candidates directly to Phase 3. In your discussion of the FDA approval process on page 105, however, you talk about the typical progression of

September 15, 2014

three sequential phases of clinical trials used to support BLAs for marketing approval. Please address how developmental strategy differs from the typical route for biologics, the basis of your belief that this direct progression to Phase 3 is viable, any risks involved and any specific discussions you have had with regulatory agencies about this.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 114, 115, 116 and 117 of Amendment No. 2 as requested. The revised disclosure is intended to outline the differences between the 351(a) (novel biologic) approval pathway and the 351(k) (biosimilar) approval pathway. The description of regulatory pathways beginning on page 113 of Amendment No. 2 presents the standard development pathway for a novel (originator) biologic being developed and approved in the United States under a 351(a) (novel biologic) approval pathway, and the subsequent disclosure beginning on page 115 contrasts the novel (originator) biologic pathway with the abbreviated licensure pathway for biosimilars under the Biologics Price Competition and Innovation Act of 2009, or BCPIA.

The discussion of the 351(a) (novel biologic) approval pathway beginning on page 113 explains that clinical trials supporting approval are typically conducted in three sequential phases: A Phase 1 study primarily to assess pharmacokinetics and pharmacological actions in healthy patients; a Phase 2 study, typically in a limited patient population primarily to assess effectiveness and dosage tolerance and optimum dosage; and a Phase 3 study to assess efficacy and safety in a larger patient population. In contrast, the subsequent discussion of the 351(k) (biosimilar) approval pathway beginning on page 115 explains that a biosimilar being developed for approval in the United States under the 351(k) (biosimilar) approval pathway must meet the requirements set out in the Biologics Price Competition and Innovation Act (the “BPCI Act”) and the U.S. Food and Drug Administration (“FDA”) guidance issued to date. As described in the BPCI Act and associated guidance documents, it is expected that a biosimilar will need to be evaluated in only two study phases (versus the three study phases required under the 351(a) (novel biologic) approval pathway), namely a first study, or Phase 1 study, of pharmacokinetic bioequivalence, and a second study, or Phase 3 study, to confirm safety and efficacy. The disclosure on pages 115 and 116 also explains why, under the 351(k) (biosimilar) approval pathway, only two study phases are required, namely a first bioequivalence study phase (termed a Phase 1 study), and a second confirmatory safety and efficacy study phase (termed a Phase 3 study), without need for the additional study phase (termed Phase 2) required under the 351(a) (novel biologic) approval pathway to evaluate dosage and efficacy. In summary, the ability to conduct only two study phases under the 351(k) (biosimilar) approval pathway is based on the understanding that the totality of evidence from the regulatory applicant’s pharmacokinetic bioequivalence study (Phase 1) and other analytic and nonclinical data (e.g., in vitro), if deemed adequate by the FDA, can demonstrate that the proposed biosimilar is sufficiently similar to the originator biologic to warrant exposure of a larger number of patients in the confirmatory safety and efficacy study (Phase 3).

Discussions held to date with the FDA regarding the Company’s CHS-0214 and CHS-1420 programs have proceeded under the biosimilar regulatory framework of 351(k). In contrast, and as reflected in the Company’s response to the Staff’s comment No. 11, with respect to CHS-1701 the Company has elected to pursue a 351(a) (novel biologic) pathway approval, although it is also taking steps to preserve its ability to pursue separately a 351(k) (biosimilar) pathway approval.

September 15, 2014

The Company has also added a new risk factor on page 25 of Amendment No. 2 to explain risks involved in any decision by the Company with respect to any of its biosimilar product candidates, as in the case of CHS-1701, to pursue a 351(a) (novel biologic) pathway approval instead of a 351(k) (biosimilar) pathway approval.

20.	With respect to the graphs that appear on pages 92, 97 and 98, please provide a brief narrative accompanying the illustrations that explains the major points the pictures are meant to symbolize. For example, consider adding a legend of some kind to the graphs to help readers interpret the information.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 98, 101, 105 and 106 of Amendment No. 2 as requested.

CHS-1420 (Our Adalimumab (Humira) Biosimilar Candidate), page 93

21.	In your discussion of CHS-1420, please clarify the relationship, in layman’s terms, between Humira’s ability to block signaling through the TNF pathway and the effect on various inflammatory diseases. Similarly, please explain the significance of Humira’s ability to bind activating Fcﻻ receptors and complement component C1q.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 99 of Amendment No. 2 as requested.

CHS-1701 (Our Pegfilgrastim (Neulasta) Biosimilar Candidate), page 96

22.	Please explain, in terms comprehensible to the non-specialist, what a luminescence assay is, how CHS-1701 stimulates the proliferation of NFS-60 leukemia cells and clarify the significance of this proliferation with respect to the accelerated development of neutrophils that pegfilgrastim is designed to facilitate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 of Amendment No. 2 as requested.

23.	In your discussion of your in vivo comparability studies of CHS-1701 on page 97, the significance of your observations is not sufficiently clear. Please explain the following in layman’s terms and clarify the significance of each with respect to conclusions about bioequivalence:

•	increases in ANC, monocytes, lymphocytes, eosinophils and basophils;

•	decrease in red blood cell parameters and platelet counts;

•	increase in the myleloid:erythroid ratio in bone marrows;

September 15, 2014

•	increased hematopoiesis at necropsy and the fact that, at necropsy, microscopic findings were observed in multiple marrow-bearing areas; and

•	exposure PK parameters

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 105 of Amendment No. 2 as requested. The paragraphs in the disclosure containing the above-referenced terms have been rewritten to explain more clearly the Company’s in vivo comparability findings. In particular, the rewritten disclosure explains that when studied in animals, CHS-1701 performed in a manner similar to Neulasta in terms of its ability to increase white cell production without exhibiting unwanted biological effects.

Manufacturing, page 99

24.	We note your statement here that you have entered into commitments with your contract manufacturers as well as your statement in the first risk factor on page 27 regarding your other arrangements with various suppliers. Please indicate whether these commitments involve binding contracts between you and these companies and, if so, disclose their material terms here and file such contracts as exhibits. Alternatively, if you believe these agreements are not material to your operations, please explain why in your response.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 107 of Amendment No. 2 as requested.

The Company does not consider the agreements with Cook Pharmica LLC (“Cook”) and Rentschler Biotechnologie, GmbH (“Rentschler”) to be material contracts in general nor as a result of commitments relating to commercial supply. As set forth below, the Company has not entered into any definitive agreements for commercial supply to date. Moreover, in general terms, because there are a number of contract manufacturing companies capable of manufacturing the Company’s supply needs, the Company does not consider manufacturing agreements to categorically be considered material contracts. The biotechnology contract manufacturing industry has a number of qualified companies that can operate at commercial scale. Transitioning between such manufacturers is not uncommon. For instance, to date, the Company has been able to readily transfer its etanercept biosimilar product, CHS-0214, from Cook, which produced Phase 1 material, to Rentschler for Phase 3 production.

The Company’s letter agreement with Cook (the “Cook Letter Agreement”) for commercial supply relates to an early stage product, CHS-1420, and another potential development candidate that has yet to commence development. The Cook Letter Agreement provides a commitment to negotiate with Cook, if Cook so elects, the terms of a definitive agreement for commercial supply under which Cook would be the primary or backup supplier for those products at a future point in time. The Company does not believe that the Cook Letter Agreement is material to its business at this time for the reasons stated above and because its execution is predicated on a number of contingencies. First, CHS-1420 has only just completed Phase 1 clinical trials and as such, its future development and commercialization is contingent on

September 15, 2014

the product successfully undergoing extensive further clinical trials. Furthermore, Cook’s right to negotiate to manufacture commercial supplies is also contingent on Cook demonstrating that it will have, at the time the Company commences ordering commercial supplies, the capabilities and capacity to provide sufficient quantities to meet the Company’s needs, as well as approval of the Company’s Board of Directors, which cannot be unreasonably withheld. Second, Cook may elect not to exercise this right to negotiate. Finally, even if Cook does exercise its manufacturing right, the Company and Cook must negotiate a definitive agreement specifying the scope of Cook’s obligations and the Company’s commitments in further detail before any such commercial supply could reasonably commence. The parties may find that material terms cannot be negotiated successfully, and accordingly, the commitment to allow Cook to provide commercial supply may not be enforceable. For all of these reasons, the Company does not deem the Cook Letter Agreement to be material to its business currently or in the near term. The Company is prepared to reconsider the materiality of any commercial supply arrangement with Cook as development of CHS-1420 progresses.

Similarly, the Company does not believe that the Company’s agreement with Rentschler (the “Rentschler Agreement”) is material to its business at this time. The Rentschler Agreement governs the clinical supply of etanercept, which is currently in Phase 3 clinical trials. The Company’s current agreement governs clinical supply of etanercept and contains a commitment to use Rentschler to produce initial quantities of commercial product for use in certain territories. However, that commitment is contingent on Rentschler being able to meet the Company’s quantity requirements for commercial supply, and the Company must further negotiate the terms of a definitive commercial supply agreement. If Rentschler cannot meet the Company’s requirements, the Company is entitled to engage alternative manufacturers. Accordingly, at this time, the Company cannot know whether it will engage Rentschler as one of several suppliers, or as the Company’s sole supplier, of commercial etanercept product. As stated above, the Company will continue to evaluate the materiality of the Rentschler Agreement as and when it negotiates the definitive commercial supply agreement.

For reasons similar to those discussed above for its Cook and Rentschler engagements, the Company does not consider its service arrangements with other manufacturing vendors as material to the Company’s business. These engagements typically involve a non-exclusive master agreement of terms and conditions, under which the Company and the vendor may from time to time enter into individually negotiated projects, often referred to as task orders or statements of work, with defined scope and cost. The Company may cancel these at any time. In addition to Cook and Rentschler, we have engaged other contract manufacturing organizations to manufacture clinical trial supplies of the drug substance used in our product candidates, for example Cytovance Biologics, Inc. (for CHS-1701) and KBI BioPharma, Inc. (for CHS-1701). We engaged Catalent, Inc. to prepare the packaged dosage form of the drug substance used in our clinical trials. The Company uses the services of Lancaster Laboratories to carry out stability and release testing on its candidate drugs. For product formulation, the Company has retained the services of Legacy BioDesign LLC to assist in developing stable formulations for the Company’s product candidates.

The Company thus routinely purchases a variety of services, available from multiple vendors, to support the full range of its development activities. These are cancellable

September 15, 2014

engagements. Moreover, if any service provider becomes unable to provide the services in question, or is not able to do so in a manner acceptable to the Company, the Company reasonably expects it would be able obtain the desired services from an alternate supplier without causing significant harm or disruption to its business.

While the Company acknowledges to the Staff, as it has highlighted in the risk factor on page 29 of Amendment No. 2, that relying on a single vendor for a given service entails risk to business continuity, the Company does not believe that the presence of such risk, per se, elevates these routine service engagements to the status of material contracts. However, the Company hereby informs the Staff that it has made a determination that certain contracts (task orders) it has entered into with Medpace, Inc. for the global conduct of its clinical trials for CHS-0214 and CHS-1420 are material and will therefore file these task orders (and the governing master services agreement) as exhibits in its next amendment to the registration statement. The Company will also submit a separate application for confidential treatment relating to these new exhibits to be filed.

Collaboration and License Agreements, page 100

25.	Please amend your disclosure concerning each agreement to include a range of the royalty payments that may be made pursuant to that agreement, e.g. “(low/high) single- digits,” “teens,” “twenties,” etc.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 109, 110 and 111 of Amendment No. 2 as requested.

26.	Please disclose the aggregate amount if milestones, if any, that may be paid to you under the agreement with Daiichi Sankyo.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of Amendment No. 2 as requested to explain that the Company is not eligible for any milestone payments under its license agreement with Daiichi Sankyo.

27.	Please amend your disclosure to state the aggregate milestone payments relating to the license agreements with Genentech, Inc. and Selexis SA.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 110 and 111 of Amendment No. 2 as requested.

Intellectual Property, page 102

28.	With respect to the material patents that you have in-licensed From Daiichi Sankyo, Baxter, and any other parties, please provide disclosure about this intellectual property similar to the information you have provided for your owned patents and patent applications.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 111 and 112 of Amendment No. 2 as requested to describe the material patents that the Company has in-licensed from Selexis and Genentech and to explain that the Company has not in-licensed any material patents from Daiichi Sankyo or Baxter to date.

September 15, 2014

Management

Scientific Advisory Board, page 115

29.	Please briefly discuss the function of your scientific advisory board and the specific responsibilities of the board members, as well as the frequency of board meetings.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 124 of Amendment No. 2 as requested.

Principal Stockholders, page 146

30.	To the extent not already disclosed, please revise to state the names of the individuals who have voting and/or dispositive power over the shares held by each of your 5% and greater stockholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 156 and 157 of Amendment No. 2 as requested.

Index to Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

5. Collaboration and License Agreement

Daiichi Sankyo, page F-18

31.	Please disclose the reasons that the deliverables (i.e. license and the manufacture of the drug materials for clinical development) do not have standalone value. Refer to ASC 605-25-50-2f.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-18 of Amendment No. 2 as requested.

Index to Financial Statements

Unaudited Interim Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

6. Acquisition of InteKrin Therapeutics, Inc., page F-52

32.	Tell us why the $2.29 per share value you determined for the Series B convertible preferred stock is significantly less than the $4.1841 initial closing price for Series B issuances that occurred in 2012.

Response: The Company determined that as of February 2014 the per share value of its Series B convertible preferred stock had declined from $4.1841 per share to $2.29 per share due to a variety of considerations associated with the financial difficulties faced by the Company between December 2012 and February 2014.

September 15, 2014

In late December 2012, the Company issued and sold 4,788,365 shares of its Series B convertible preferred stock at a price of $4.18 per share for gross cash proceeds of $8.0 million and services in kind valued at $12.0 million (the “December 2012 Equity Financing”). The cash investment in the December 2012 Equity Financing was led by two new strategic investors, Oasis Investing Limited and Olsen International Limited.

After the December 2012 Equity Financing, the Company continued to face significant capital constraints. As of January 2013, the Company estimated its available cash resources would last no later than May 2013. The Company attempted to raise additional funds in the first quarter of 2013 but was unable to identify a lead investor. Due to the limited financial resources available to the Company, during the second quarter of 2013, the Company was forced to implement a significant reduction in workforce and reduce significantly its research and development expenditures by decelerating most of its clinical development programs except for the Company’s lead program for its etanercept biosimilar or CHS-0214.

From April 2013 through the beginning of September 2013, the Company faced an increased risk of insolvency and took concerted actions to alleviate its financial distress. In order to extend the time over which the Company’s available cash would support its operations, the Company actively pursued negotiations with its existing vendors regarding the possibility of amending the terms of the Company’s respective agreements to permit the Company to meet its payment obligations through dilutive equity issuances rather than cash, however no such arrangements were executed. Despite these efforts, between July 2013 and September 2013, the Company was left with no alternative but to accept a $9.95 million bridge loan from existing investors on highly dilutive terms that included a 400% liquidation preference upon a change of control of the Company and 300% warrant coverage. Further, the warrants issued in this bridge loan financing were exercisable for shares of the Company’s Series B convertible preferred stock at an exercise price of $0.01 per share.

On August 30, 2013, the Company entered into a definitive license agreement with Baxter International, Inc. (“Baxter”) for the development, use and commercialization of the Company’s biosimilar version etanercept biosimilar (the “Baxter Collaboration”). The terms of the Baxter Collaboration included a $30.0 million upfront payment to the Company and certain other contingent milestone payments and expense reimbursements. However, this agreement contained a provision that if pharmacokinetic biosimilarity of CHS-0214 to Enbrel was not demonstrated in the Phase 1 study, Baxter would have been entitled to opt out of the agreement and receive a refund of the entire $30.0 million upfront payment and would not be required to make any further payments to the Company. In December 2013, Baxter decided not to opt out of the agreement, and in consideration for this decision, and pursuant to the terms of the agreement, the Company received a $15.0 million payment from Baxter.

Meanwhile, the Company continued to actively pursue strategic financing alternatives, and through December 31, 2013 had been unsuccessful in executing such an arrangement.

In February 2014, the Company acquired InteKrin Therapeutics, Inc. (“InteKrin”) (the “InteKrin Acquisition”). As part of the InteKrin Acquisition, the Company issued up to approximately 2.2 million new shares of its Series B convertible preferred stock to the stockholders of InteKrin (which includes approximately 600,000 of Series B convertible

September 15, 2014

preferred stock to be issued as contingent consideration). While the Company consummated the InteKrin Acquisition based on its determination that the acquisition of InteKrin’s product candidates would result in the creation of stockholder value, in the near term it increased the Company’s cash burn rate and was dilutive to the Company’s stockholders because it was structured as a stock-for-stock transaction. After the InteKrin Acquisition, the Company had less than approximately four months of cash available on its consolidated balance sheet.

In connection with the IPO, the Company performed a retrospective review of the valuation of all of the Company’s equity securities back to early 2012. In order to assist management and the Board of Directors in completing this review, the Company engaged a third-party independent valuation specialist and determined the fair value of the Company’s Series B convertible preferred stock as of December 31, 2013 to be $2.29 per share (the “Valuation”), which valuation contemplated the effect to the InteKrin Acquisition as the negotiations for this transactions had been in progress at that date.

Based on the considerations outlined above, including the Valuation and the Company’s determination that there had been no significant operational, clinical or financial events with respect to the Company other than the InteKrin Acquisition since December 2013, the Company determined that as of February 2014 the per share value of its Series B convertible preferred stock was $2.29 per share, the same value as determined as of December 2013.

12. Net Loss and Unaudited Pro Forma Net Loss Per Share, F-34

33.	Please include herein and in Note 10 on F-57 to your unaudited condensed consolidated financial statements reconciliations of the numerators and denominators of your basic and diluted per share computations for each period presented, as required under ASC 260-10-50-1a. If you are treating the unvested restricted shares as contingently issuable and thus excluding them from the basic and diluted denominator, include as a reconciling item. Refer to Example 3 at ASC 260-10-55-56. Also provide us your analysis with reference to the authoritative literature supporting your treatment of unvested restricted shares as contingently issuable shares.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that in accordance with ASC 260-10-45-13, the Company has excluded common shares subject to repurchase from basic earnings per share. In response to the Staff’s comments, the Company has revised the disclosures on pages F-12 and F-48 of Amendment No. 2 to indicate the number of common shares subject to repurchase that have been excluded from the basic per share computation for the periods presented.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809, by fax at (650) 463-2600 or by email at benjamin.potter@lw.com or contact Alan Mendelson by telephone at (650) 463-4693, by fax at (650) 463-2600 or by email at alan.mendelson@lw.com with any questions or comments regarding this correspondence.

September 15, 2014

Very truly yours,

/s/ Benjamin A. Potter
Benjamin A. Potter of LATHAM & WATKINS LLP

cc:	Dennis M. Lanfear, Coherus BioSciences, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP
Stephen Salmon, Esq., Davis Polk & Wardwell LLP